

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 28, 2016

Via E-Mail
Dennis M. Oates
Chief Executive Officer
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017

> **Re:** **Universal Stainless & Alloy Products, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 19, 2016**
> **File No. 333-212064**

Dear Mr. Oates:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2016 letter.

Description of Units, page 18
Description of Depositary Shares, page 19
Legal Opinion, Exhibit 5.1

1. We note your responses to comments 5 and 6 in our letter dated July 12, 2016. We note that footnotes 4 and 5 of the Calculation of Registration Fee Table, respectively, state that each unit will consist of *purchase contracts* together with any of the listed securities and that each depositary share will represent an interest in a fractional share or *multiple shares* of preferred stock. However, pages 18 and 19 of the registration statement and the legal opinion disclose that each unit is comprised of two or more securities and depositary shares will represent an interest in a fractional share of preferred stock. Please revise to make these disclosures consistent.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Via E-Mail
Cc: Jeffrey W. Acre, Esq.